FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Material Fact dated January 29, 2007, regarding an agreement with Banco Comercial Português for the sale to the latter institution of 44.6 million shares of the Portuguese bank BPI.

Item 1
MATERIAL FACT
Grupo Santander hereby notifies that it has reached today an agreement with Banco Comercial Português for the sale to the latter institution of 44.6 million shares of the Portuguese bank BPI, representing 5.87% of BPI’s capital, at a price of 5.70 euros per share, the bid BCP has made in its pending public offer over BPI, or higher should BCP revise its public offer bid upwards.
The sale may be executed in one or several tranches. When completed, which is expected to take place in the next few months, it will generate for Grupo Santander a net capital gain of euros 88 million approximately.
Grupo Santander also notifies that today Banco Comercial Português’ CEO has expressed to Banco Santander Totta’s CEO the commitment to award Grupo Santander a qualified right on any disposal of assets it might have to make in Portugal as a condition set by the Portuguese Competition Authority to allow its bid over BPI to proceed.
The aforementioned agreement is subject to the necessary legal and regulatory approvals and no mandatory impact in the offer conditions BCP’s public takeover bid over BPI.
Boadilla del Monte (Madrid), January 29th, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: January 30, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President